UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  )*

VSEE HEALTH, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

92919Y102

(CUSIP Number)

Lawrence Sands

c/o VSEE HEALTH, INC.

980 N. Federal Highway, #304

Boca Raton, FL 33432

561 672 7068

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 24, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 92919Y102	13d	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS LAWRENCE SANDS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION US
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 3,814,050 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,814,050 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,814,050 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 25.96%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Consists of: (i) 2,630,250 shares of common stock of Issuer, 350 shares of Series A preferred stock convertible into 35,000 shares of common stock of Issuer at an initial conversion price of $10, and 557,000 warrants exercisable for 557,000 shares of common stock of Issuer held by Digital Health Sponsor LLC; (ii) 500,000 shares of common stock of Issuer and 765 shares of Series A preferred stock convertible into 76,500 shares of Issuer at an initial conversion price of $10 held by SCS Capital Partners LLC; and (iii) 153 shares of Series A preferred stock convertible into 15,300 shares of common stock of Issuer at an initial conversion price of $10 held by SCS, LLC. Mr. Sands is the sole manager of Digital Health Sponsor, LLC, and the sole manager and sole member of each of SCS Capital Partners LLC and SCS, LLC.

CUSIP No. 92919Y102	13d	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS DIGITAL HEALTH SPONSOR, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 3,222,250 (2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,222,250 (2)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,222,250 (2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 21.08%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(2)	Consists of 2,630,250 shares of common stock, 350 shares of Series A preferred stock convertible into 35,000 shares of common stock of Issuer at an initial conversion price of $10, and 557,000 warrants exercisable for 557,000 shares of common stock of Issuer.

CUSIP No. 92919Y102	13d	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS SCS CAPITAL PARTNERS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 576,500 (3)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 576,500 (3)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 576,500 (3)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(3)	Consists of 500,000 shares of common stock of Issuer and 765 shares of Series A preferred stock convertible into 76,500 shares of Issuer at an initial conversion price of $10 held by SCS Capital Partners, LLC.

CUSIP No. 92919Y102	13d	Page 5 of 9 Pages

1	NAMES OF REPORTING PERSONS SCS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 15,300 (4)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 15,300 (4)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,300 (4)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.001%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(4)	Consists of 153 shares of Series A preferred stock convertible into 15,300 shares of common stock of Issuer at an initial conversion price of $10 held by SCS, LLC.

Item 1.	Security and Issuer

(a)	Title and Class of equity securities: Common Stock, par value $0.0001 per share, of which 14,692,820 shares were issued and outstanding on the closing date of the Business Combination (as defined below).

(b)	Name and address of the principal executive officers of Issuer: VSee Health, Inc., 980 N. Federal Highway, #304, Boca Raton, FL 33432

Item 2.	Identity and Background

(a)	Names of reporting persons: Lawrence Sands, Digital Health Sponsor, LLC, SCS Capital Partners, LLC, and SCS, LLC.

(b)	Residence or business address: 980 N. Federal Highway, #304, Boca Raton, FL 33432

(c)	Present principal occupation or employment and name, principal business and address of any corporation or other organization in which such employment is conducted: Lawrence Sands is the sole manager of Digital Health Sponsor LLC, and the sole member and sole manager of each of SCS Capital Partners, LLC and SCS, LLC. The principal address of each of the foregoing is 980 N. Federal Highway, #304, Boca Raton, FL 33432.

(d)	The reporting persons have not, during the last five years been convicted in a criminal proceeding (excluding traffic violation or similar misdemeanors)

(e)	The reporting person have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction pursuant to which the reporting person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship: Mr. Sands is a citizen of the United States of America. Each of Digital Health Sponsor, LLC and SCS Capital Partners, LLC is a Delaware limited liability company. SCS, LLC is a Florida limited liability company.

Item 3.	Source and Amount of Funds or Other Consideration

(a)	Source of funds:

On June 24, 2024, DHAC closed (the “Closing”) a Business Combination pursuant to that certain Third Amended and Restated Business Combination Agreement dated November 21, 2023, as amended by the first amendment dated as of February 13, 2024, and the second amendment dated April 17, 2024 (as amended, the “Business Combination Agreement” and the transaction contemplated thereby “Business Combination”), by and among Digital Health Acquisition Corp., a Delaware corporation ("DHAC"), Digital Health Merger Sub I, Inc., a Delaware corporation and wholly owned subsidiary of DHAC ("Merger Sub I"), Digital Health Merger Sub II, Inc., a Texas corporation and wholly owned subsidiary of DHAC ("Merger Sub II"), VSee Lab, Inc., a Delaware corporation ("VSee Lab"), and iDoc Virtual Telehealth Solutions, Inc., a Texas corporation ("iDoc"). In the Business Combination, among other things, (i) Merger Sub I merged with and into VSee Lab, which became a wholly owned subsidiary of DHAC, (ii) Merger Sub II merged with and into iDoc, which became a wholly owned subsidiary of DHAC, and (iii) DHAC changed its name to VSee Health, Inc.

On November 21, 2023, DHAC, VSee Lab, iDoc and certain lenders (including the reporting persons hereof) of each of DHAC, VSee Lab and iDoc entered into certain securities purchase agreements pursuant to which certain indebtedness of DHAC, VSee Lab and iDoc was converted into shares of series A preferred stock of VSee Health, Inc. at the Closing.

Prior to closing of the Business Combination, the Reporting Persons also held the common stock and warrants of DHAC described herein, which were re-designated as common stock and warrants of VSee Health, Inc. at the Closing.

(b)	Amount of funds: Not applicable.

Item 4.	Purpose of Transaction

Business combination as described in Item 3(a) above. Reporting persons currently have no plans which may relate to or result in:

(a)	the acquisition or disposition of securities of Issuer,

(b)	any extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

(c)	any sale or transfer of a material amount of assets of Issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of Issuer;

(f)	any other material change in Issuer's business or corporate structure;

(g)	any change in Issuer's charter, bylaws or instruments corresponding thereto or any other actions which may impede the acquisition of control of Issuer by any person;

(h)	causing a class of Issuer's securities to be delisted from a nation securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of Issuer becoming ineligible for termination of registration pursuant to section 12(g)(4) of the Act; or

(j)	any action similar to those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)	Aggregate number and percentage of class beneficially owned:

	Common Stock	Series A Preferred Stock	Series A Preferred as converted to Common Stock (1)	Warrant Shares	Aggregate No. Shares of Common Stock	Percentage of Class (2)
Lawrence Sands	3,130,250	1,268	126,800	557,000	3,814,050	25.96%
Digital Health Sponsor, LLC	2,630,250	350	35,000	557,000	3,222,250	21.93%
SCS Capital Partners, LLC	500,000	765	76,500	0	576,500	3.92%
SCS, LLC	0	153	15,300	0	15,300	0.001%

(1) Assumes conversion at $10 per share. The maximum number of shares of common stock into which Series A preferred stock could convert under certain circumstances is 634,000 shares.

(2) Based on 14,692,820 shares issued and outstanding on the closing date of the Business Combination.

(b)	Lawrence Sands has sole voting and investment power with respect to the shares reported herein.

(c)	Transactions effected within 60 days of June 24, 2024: See Item 3(a).

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Reporting persons are subject various lock-up agreements with respect to the shares reported herein.

Item 7.	Material to Be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 1, 2024

/s/ Lawrence Sands
Lawrence Sands

Digital Health Sponsor LLC

By:	/s/ Lawrence Sands
Lawrence Sands
Manager

SCS Capital Partners LLC

By:	/s/ Lawrence Sands
Lawrence Sands
Manager

SCS, LLC

By:	/s/ Lawrence Sands
Lawrence Sands
Manager

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 100)